Exhibit 99.1

POINTS INTERNATIONAL LTD.
(the “Corporation”)

ANNUAL MEETING OF SHAREHOLDERS

Report of Voting Results
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

	Matters Voted Upon	Outcome of Vote	Votes For	Votes withheld or against
1.	The election of the following nominees as directors of the Corporation until the next annual meeting of the Corporation or until their successors are elected or appointed:

	Christopher Barnard	Carried by a show of hands	5,762,497	689,155
	Michael Beckerman	Carried by a show of hands	5,762,497	689,155
	Bernay Box	Carried by a show of hands	5,762,437	689,215
	Douglas Carty	Carried by a show of hands	5,762,573	689,079
	Bruce Croxon	Carried by a show of hands	5,762,513	689,139
	Robert MacLean	Carried by a show of hands	5,761,057	690,595
	John Thompson	Carried by a show of hands	5,304,517	1,147,135

2.	The re-appointment of KPMG LLP as auditors of the Corporation until the next annual meeting of the Corporation and that the Corporation’s board of directors be authorized to fix the auditor’s remuneration.	Carried by a show of hands	10,198,424	756,784

Dated this 3rd day of May, 2013.

POINTS INTERNATIONAL LTD.

__________________________
Anthony Lam
Chief Financial Officer